UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2015

On February 5, 2016, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2015. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated February 5, 2016, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2016. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2015 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: February 5, 2016

Financial Results Release	February 5, 2016
For the Nine Months Ended December 31, 2015	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report: February 8, 2016

Scheduled date of dividend payments: -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2015	8,495,360	3.8%	1,126,582	23.7%	1,121,168	23.2%	604,064	34.3%
Nine months ended December 31, 2014	8,182,527	2.0%	910,947	(7.5)%	910,182	(11.1)%	449,941	(7.1)%

Note: Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2015	286.43	(yen)	—	(yen)
Nine months ended December 31, 2014	203.85	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the nine months ended December 31, 2015: 523,808 million yen 3.2%
			For the nine months ended December 31, 2014: 507,664 million yen (23.7)%
	2.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2015	20,749,384	11,347,597	8,904,105	42.9%	4,247.84	(yen)
March 31, 2015	20,702,427	11,049,810	8,681,860	41.9%	4,100.63	(yen)

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for NTT Shareholders’ Equity per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2015	—	90.00	(yen)	—	90.00	(yen)	180.00	(yen)
Year Ending March 31, 2016	—	50.00	(yen)	—	—		—
Year Ending March 31, 2016 (Forecasts)	—	—		—	60.00	(yen)	110.00	(yen)

Notes:	1.	Change in dividend forecasts during the nine months ended December 31, 2015: Yes
	2.	The figures for Year Ending March 31, 2016 and Year Ending March 31, 2016 (Forecasts) reflect the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2016 (April 1, 2015 – March 31, 2016)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2016	11,400,000	2.7%	1,250,000	15.3%	1,220,000	14.4%	655,000	26.4%	311.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2016 during the nine months ended December 31, 2015: None
	3.	The figure for Basic Earnings per Share Attributable to NTT reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

*Notes:

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2015 that resulted in changes in the scope of consolidation: Yes

Eliminations: One company (Verio Inc.)

(For further details, please see “Others” on page 8.)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i. Change due to revision of accounting standards and other regulations: None ii. Other change: Yes (For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

December 31, 2015: 2,096,394,470 shares

March 31, 2015 : 2,273,394,470 shares

ii. Number of shares of treasury stock:

December 31, 2015: 246,849 shares

March 31, 2015 : 156,195,212 shares

iii. Weighted average number of shares outstanding:

For the nine months ended December 31, 2015: 2,108,972,712 shares

For the nine months ended December 31, 2014: 2,207,243,808 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

*	Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, please refer to pages 7 and 23.

On Friday, February 5, 2016, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i.	Consolidated results

Nine-Month Period Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Operating revenues	8,182.5	8,495.4	312.8	3.8%
Operating expenses	7,271.6	7,368.8	97.2	1.3%
Operating income	910.9	1,126.6	215.6	23.7%
Income before income taxes and equity in earnings (losses) of affiliated companies	910.2	1,121.2	211.0	23.2%
Net income attributable to NTT	449.9	604.1	154.1	34.3%

During the nine months ended December 31, 2015, NTT adopted and announced its Medium-Term Management Strategy, entitled “Towards the Next Stage 2.0,” in May, and implemented measures to embark on a profit growth track by accelerating its self-transformation towards becoming a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing. Additionally, in response to the market demands for outsourcing data centers in Asia where many global companies are entering the market, NTT Group began providing services at the Financial Data Center Tower 2 (FDC2) in Hong Kong, Data Center 5 in Mumbai, India, and Thailand Bangkok 2 Data Center in Thailand.

Furthermore, each NTT Group Company has been resolutely engaged in optimizing services and operations and reducing procurement costs by continuously implementing cost reduction measures.

In addition, in order to support the above measures, NTT Group aims to strengthen its group governance and risk management by increasing the transparency of information regarding group management, further unifying group accounting standards and practices, bolstering cash management, and advancing initiatives that involve overseas subsidiaries.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group aimed to enhance the profitability of its domestic network businesses by optimizing capital investments and reducing costs. With regard to optimizing capital investments, NTT Group worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems. A project team formed in July is in the process of reviewing various topics and initiatives aimed at generating profits.

In addition, in the regional communications business segment, NTT Group has been promoting the “Hikari Collaboration Model,” for which the number of service subscriptions has exceeded 3.4 million. In the mobile communications business segment, NTT Group has continued to promote the new “Kake-hodai & Pake-aeru” billing plan, which now has more than 26 million subscribers. In an effort to strengthen profitability, NTT Group launched a new loyalty program known as “d POINT” in December, which enables customers to earn and use points at certain locations including convenience stores operated by Lawson and McDonald’s stores. In conjunction with these initiatives, NTT Group has been working to reduce costs, including the monitoring of its marketing costs.

<Efforts to Achieve Sustainable Growth >

The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and strengthen measures aimed at creating services that will become the standards of the next generation.

In particular, in order to contribute to the vitalization of local economies, NTT Group entered into a business alliance with Hitachi, Ltd. to develop services utilizing ICT aimed at assisting the development of and maintaining a safe, secure, comfortable and efficient urban infrastructure.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine months ended December 31, 2015 were ¥8,495.4 billion (an increase of 3.8% from the same period of the previous fiscal year), consolidated operating expenses were ¥7,368.8 billion (an increase of 1.3% from the same period of the previous fiscal year), consolidated operating income was ¥1,126.6 billion (an increase of 23.7% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥1,121.2 billion (an increase of 23.2% from the same period of the previous fiscal year), and net income attributable to NTT was ¥604.1 billion (an increase of 34.3% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

ii.	Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Nine-Month Period Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Operating revenues	2,579.2	2,520.2	(58.9)	(2.3)%
Operating expenses	2,447.7	2,288.1	(159.6)	(6.5)%
Operating income	131.5	232.2	100.7	76.6%

Operating revenues in the regional communications business segment for the nine-month period ended December 31, 2015 decreased 2.3% from the same period of the previous fiscal year to ¥2,520.2 billion due to, among other things, a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions, which was partially offset by an increase in IP/packet communications revenues. On the other hand, operating expenses for the nine-month period ended December 31, 2015 decreased 6.5% from the same period of the previous fiscal year to ¥2,288.1 billion due to efforts to streamline operating expenses, particularly with respect to sales-related expenses in connection with the expansion of the “Hikari Collaboration Model,” among other factors. As a result, segment operating income for the nine-month period ended December 31, 2015 increased 76.6% from the same period of the previous fiscal year to ¥232.2 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of December 31, 2015	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model)(1)	18,716	19,157	442	2.4%
NTT East	10,403	10,582	179	1.7%
NTT West	8,313	8,576	263	3.2%
Hikari Collaboration Model	270	3,478	3,208	1,186.0%
NTT East	190	2,350	2,160	1,135.5%
NTT West	80	1,128	1,047	1,305.9%
Hikari Denwa(2)	17,108	17,335	227	1.3%
NTT East	9,032	9,089	57	0.6%
NTT West	8,076	8,246	170	2.1%

Notes:

(1)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	Figures for “Hikari Denwa” indicate the number of channels (in thousands), and include wholesale services provided by NTT East and NTT West to service providers.

Long Distance and International Communications Business Segment

Nine-Month Period Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Operating revenues	1,447.3	1,675.5	228.1	15.8%
Operating expenses	1,359.4	1,593.2	233.8	17.2%
Operating income	88.0	82.2	(5.7)	(6.5)%

Operating revenues in the long distance and international communications business segment for the nine-month period ended December 31, 2015 increased 15.8% from the same period of the previous fiscal year to ¥1,675.5 billion. This increase was due to, among other things, an increase in system integration revenues of NTT’s overseas subsidiaries, partially offset by a decrease in domestic fixed voice-related revenues. On the other hand, despite cost reduction efforts, operating expenses for the nine-month period ended December 31, 2015 increased 17.2% from the same period of the previous fiscal year to ¥1,593.2 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2015 decreased 6.5% from the same period of the previous fiscal year to ¥82.2 billion.

Mobile Communications Business Segment

Nine-Month Period Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Operating revenues	3,326.8	3,383.5	56.7	1.7%
Operating expenses	2,741.9	2,700.5	(41.4)	(1.5)%
Operating income	584.9	683.0	98.2	16.8%

Despite a decline in mobile voice-related revenues as a result of the impact of “Monthly Support” discount programs, operating revenues for the mobile communications business segment for the nine-month period ended December 31, 2015 increased 1.7% from the same period of the previous fiscal year to ¥3,383.5 billion due to an increase in IP/packet communications revenues from the rise in smartphone use as well as the strong demand for tablets and other products purchased as a second mobile device for individual use, and an increase in revenues from “dmarket” services and from the Smart Life area, among other things. Despite an increase in revenue-linked expenses in the Smart Life area, operating expenses for the nine-month period ended December 31, 2015 decreased 1.5% from the same period of the previous fiscal year to ¥2,700.5 billion due to efforts to streamline costs associated with sales and network systems. As a result, segment operating income for the nine-month period ended December 31, 2015 increased 16.8% from the same period of the previous fiscal year to ¥683.0 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of December 31, 2015	Change	Percent Change
Mobile phone services	66,595	69,602	3,006	4.5%
New billing plan	17,827	26,519	8,693	48.8%
LTE(Xi) services	30,744	36,293	5,548	18.0%
FOMA services	35,851	33,309	(2,542)	(7.1)%

Notes:

(1)	The number of Mobile phone services subscribers (including LTE (Xi) and FOMA services) includes subscriptions to communication module services.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile phone services subscribers and also in the number of FOMA service subscribers.

Data Communications Business Segment

Nine-Month Period Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Operating revenues	1,066.4	1,147.8	81.3	7.6%
Operating expenses	1,009.7	1,073.8	64.0	6.3%
Operating income	56.7	74.0	17.3	30.5%

Operating revenues in the data communications business segment for the nine-month period ended December 31, 2015 increased 7.6% from the same period of the previous fiscal year to ¥1,147.8 billion due to, among other things, the expansion of its business for financial companies and an increase in subsidiary business operations. On the other hand, operating expenses for the nine-month period ended December 31, 2015 increased 6.3% from the same period of the previous fiscal year to ¥1,073.8 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2015 increased 30.5% from the same period of the previous fiscal year to ¥74.0 billion.

Other Business Segment

Nine-Month Period Ended December 31, 2015 (April 1, 2015 – December 31, 2015)

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Operating revenues	894.1	872.7	(21.3)	(2.4)%
Operating expenses	853.8	826.6	(27.2)	(3.2)%
Operating income	40.3	46.2	5.9	14.5%

Operating revenues in the other business segment for the nine-month period ended December 31, 2015 decreased 2.4% from the same period of the previous fiscal year to ¥872.7 billion. On the other hand, operating expenses for the nine-month period ended December 31, 2015 decreased 3.2% from the same period of the previous fiscal year to ¥826.6 billion as a result of a decrease in revenue-linked expenses as well as cost reduction measures. As a result, segment operating income for the nine-month period ended December 31, 2015 increased 14.5% from the same period of the previous fiscal year to ¥46.2 billion.

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the nine-month period ended December 31, 2015 increased ¥272.3 billion (19.5%) from the same period of the previous fiscal year to ¥1,672.1 billion. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities decreased ¥119.6 billion (8.2%) from the same period of the previous fiscal year to ¥1,333.4 billion. This decrease was due to, among other factors, a decrease in capital investments and other such investments partially offset by an increase in payments for the purchase of non-current investments.

Net cash used in financing activities increased ¥425.8 billion (1,520.9%) from the same period of the previous fiscal year to ¥453.8 billion. This increase was due to, among other factors, a decrease in proceeds from borrowings, partially offset by a decrease in stock repurchases.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2015 totaled ¥734.5 billion, a decrease of ¥114.7 billion (13.5%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015	Change	Percent Change
Cash flows provided by operating activities	1,399.7	1,672.1	272.3	19.5%
Cash flows used in investing activities	(1,453.0)	(1,333.4)	119.6	8.2%
Cash flows used in financing activities	(28.0)	(453.8)	(425.8)	(1,520.9)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2016 announced on November 6, 2015. For the assumptions used in the consolidated results forecasts and other related matters, please see page 23.

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2015 that resulted in changes in the scope of consolidation: Yes

NTT’s specified subsidiary, Verio Inc., was merged into NTT America, Inc., another NTT subsidiary, on April 1, 2015. As a result, Verio Inc. ceased to be a specified subsidiary of NTT, and was excluded from the scope of NTT’s consolidated subsidiaries beginning with the nine months ended December 31, 2015.

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the nine months ended December 31, 2014 or the year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	December 31, 2015	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥734,471	¥(114,703)
Short-term investments	36,342	32,448	(3,894)
Notes and accounts receivable, trade	2,663,012	2,794,775	131,763
Allowance for doubtful accounts	(43,230)	(48,456)	(5,226)
Accounts receivable, other	408,051	429,183	21,132
Inventories	390,523	485,847	95,324
Prepaid expenses and other current assets	434,023	515,293	81,270
Deferred income taxes	219,333	221,485	2,152

Total current assets	4,957,228	5,165,046	207,818

Property, plant and equipment:
Telecommunications equipment	12,592,070	12,240,421	(351,649)
Telecommunications service lines	15,647,879	15,779,920	132,041
Buildings and structures	6,107,299	6,162,316	55,017
Machinery, vessels and tools	1,995,879	2,043,484	47,605
Land	1,299,072	1,289,202	(9,870)
Construction in progress	404,698	401,741	(2,957)

	38,046,897	37,917,084	(129,813)
Accumulated depreciation	(28,245,427)	(28,375,143)	(129,716)

Net property, plant and equipment	9,801,470	9,541,941	(259,529)

Investments and other assets:
Investments in affiliated companies	542,247	519,201	(23,046)
Marketable securities and other investments	515,580	494,257	(21,323)
Goodwill	1,186,161	1,260,318	74,157
Software	1,247,956	1,195,746	(52,210)
Other intangible assets	413,552	413,454	(98)
Other assets	1,448,296	1,516,881	68,585
Deferred income taxes	589,937	642,540	52,603

Total investments and other assets	5,943,729	6,042,397	98,668

Total assets	¥20,702,427	¥20,749,384	¥46,957

	Millions of yen
	March 31, 2015	December 31, 2015	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥233,304	¥(97,119)
Current portion of long-term debt	370,279	321,763	(48,516)
Accounts payable, trade	1,579,572	1,189,650	(389,922)
Current portion of obligations under capital leases	20,604	18,195	(2,409)
Accrued payroll	429,440	387,043	(42,397)
Accrued taxes on income	124,861	184,196	59,335
Accrued consumption tax	148,168	105,614	(42,554)
Advances received	243,263	290,083	46,820
Other	475,078	595,738	120,660

Total current liabilities	3,721,688	3,325,586	(396,102)

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,788,633	99,808
Obligations under capital leases (excluding current portion)	34,382	28,028	(6,354)
Liability for employees’ retirement benefits	1,387,962	1,433,607	45,645
Accrued liabilities for point programs	108,099	95,243	(12,856)
Deferred income taxes	196,853	199,916	3,063
Other	486,536	480,792	(5,744)

Total long-term liabilities	5,902,657	6,026,219	123,562

Redeemable noncontrolling interests	28,272	49,982	21,710

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,846,723	2,848,148	1,425
Retained earnings	5,126,657	4,940,573	(186,084)
Accumulated other comprehensive income (loss)	268,232	178,274	(89,958)
Treasury stock, at cost	(497,702)	(840)	496,862

Total NTT shareholders’ equity	8,681,860	8,904,105	222,245

Noncontrolling interests	2,367,950	2,443,492	75,542

Total equity	11,049,810	11,347,597	297,787

Total liabilities and equity	¥20,702,427	¥20,749,384	¥46,957

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2014	2015	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,087,270	¥994,477	¥(92,793)
Mobile voice related services	660,586	624,583	(36,003)
IP / packet communications services	2,750,096	2,819,532	69,436
Sale of telecommunications equipment	794,443	725,765	(68,678)
System integration	1,893,468	2,212,240	318,772
Other	996,664	1,118,763	122,099

	8,182,527	8,495,360	312,833

Operating expenses:
Cost of services (excluding items shown separately below)	1,736,079	1,733,371	(2,708)
Cost of equipment sold (excluding items shown separately below)	706,803	699,493	(7,310)
Cost of system integration (excluding items shown separately below)	1,323,731	1,577,673	253,942
Depreciation and amortization	1,365,268	1,317,130	(48,138)
Impairment loss	1,604	6,001	4,397
Selling, general and administrative expenses	2,138,095	2,035,110	(102,985)

	7,271,580	7,368,778	97,198

Operating income	910,947	1,126,582	215,635

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(33,155)	(32,759)	396
Interest income	13,821	13,253	(568)
Other, net	18,569	14,092	(4,477)

	(765)	(5,414)	(4,649)

Income before income taxes and equity in earnings (losses) of affiliated companies	910,182	1,121,168	210,986

Income tax expense (benefit):
Current	298,193	361,071	62,878
Deferred	17,544	(44,969)	(62,513)

	315,737	316,102	365

Income before equity in earnings (losses) of affiliated companies	594,445	805,066	210,621

Equity in earnings (losses) of affiliated companies	3,635	6,160	2,525

Net income	598,080	811,226	213,146

Less – Net income attributable to noncontrolling interests	148,139	207,162	59,023

Net income attributable to NTT	¥449,941	¥604,064	¥154,123

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,207,243,808	2,108,972,712
Net income attributable to NTT (Yen)	¥203.85	¥286.43

*	“Per share of common stock” figures for the nine months ended December 31, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2014	2015	Increase (Decrease)
Net income	¥598,080	¥811,226	¥213,146
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	60,413	(21,679)	(82,092)
Unrealized gain (loss) on derivative instruments	(301)	(2,714)	(2,413)
Foreign currency translation adjustments	33,626	(70,289)	(103,915)
Pension liability adjustments	(2,552)	796	3,348
Total other comprehensive income (loss)	91,186	(93,886)	(185,072)
Total comprehensive income (loss)	689,266	717,340	28,074
Less – Comprehensive income attributable to noncontrolling interests	181,602	193,532	11,930

Total comprehensive income (loss) attributable to NTT	¥507,664	¥523,808	¥16,144

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2014	2015	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥356,893	¥326,908	¥(29,985)
Mobile voice related services	214,127	216,851	2,724
IP / packet communications services	911,726	944,229	32,503
Sale of telecommunications equipment	309,118	261,967	(47,151)
System integration	663,850	774,941	111,091
Other	353,145	381,506	28,361

	2,808,859	2,906,402	97,543

Operating expenses:
Cost of services (excluding items shown separately below)	572,454	584,265	11,811
Cost of equipment sold (excluding items shown separately below)	280,122	268,380	(11,742)
Cost of system integration (excluding items shown separately below)	458,389	543,197	84,808
Depreciation and amortization	454,164	445,491	(8,673)
Impairment loss	1,394	2,370	976
Selling, general and administrative expenses	722,313	669,581	(52,732)

	2,488,836	2,513,284	24,448

Operating income	320,023	393,118	73,095

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,569)	(10,695)	(126)
Interest income	4,695	4,516	(179)
Other, net	3,876	16,810	12,934

	(1,998)	10,631	12,629

Income before income taxes and equity in earnings (losses) of affiliated companies	318,025	403,749	85,724

Income tax expense (benefit):
Current	104,222	121,805	17,583
Deferred	3,018	(33,008)	(36,026)

	107,240	88,797	(18,443)

Income before equity in earnings (losses) of affiliated companies	210,785	314,952	104,167

Equity in earnings (losses) of affiliated companies	1,177	(1,352)	(2,529)

Net income	211,962	313,600	101,638

Less – Net income attributable to noncontrolling interests	52,353	86,855	34,502

Net income attributable to NTT	¥159,609	¥226,745	¥67,136

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,182,969,862	2,096,267,098
Net income attributable to NTT (Yen)	¥73.12	¥108.17

*	“Per share of common stock” figures for the three months ended December 31, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2014	2015	Increase (Decrease)
Net income	¥211,962	¥313,600	¥101,638
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	50,947	2,477	(48,470)
Unrealized gain (loss) on derivative instruments	(12)	(1,865)	(1,853)
Foreign currency translation adjustments	68,741	(38,129)	(106,870)
Pension liability adjustments	(1,457)	(311)	1,146
Total other comprehensive income (loss)	118,219	(37,828)	(156,047)
Total comprehensive income (loss)	330,181	275,772	(54,409)
Less – Comprehensive income attributable to noncontrolling interests	84,768	80,919	(3,849)

Total comprehensive income (loss) attributable to NTT	¥245,413	¥194,853	¥(50,560)

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from operating activities:
Net income	¥598,080	¥811,226	¥213,146
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,365,268	1,317,130	(48,138)
Impairment loss	1,604	6,001	4,397
Deferred taxes	17,544	(44,969)	(62,513)
Losses on disposals of property, plant and equipment	63,765	51,667	(12,098)
Equity in (earnings) losses of affiliated companies	(3,635)	(6,160)	(2,525)
(Increase) decrease in notes and accounts receivable, trade	(179,956)	(124,105)	55,851
(Increase) decrease in inventories	(54,726)	(109,244)	(54,518)
(Increase) decrease in other current assets	(138,769)	(82,661)	56,108
Increase (decrease) in accounts payable, trade and accrued payroll	(210,285)	(272,498)	(62,213)
Increase (decrease) in accrued consumption tax	92,034	(42,449)	(134,483)
Increase (decrease) in advances received	(18,128)	46,444	64,572
Increase (decrease) in accrued taxes on income	(180,154)	59,632	239,786
Increase (decrease) in other current liabilities	28,246	41,649	13,403
Increase (decrease) in liability for employees’ retirement benefits	37,028	45,775	8,747
Increase (decrease) in other long-term liabilities	18,490	(13,680)	(32,170)
Other	(36,677)	(11,697)	24,980

Net cash provided by operating activities	¥1,399,729	¥1,672,061	¥272,332

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,108,674)	¥(935,828)	¥172,846
Payments for intangibles	(260,862)	(267,884)	(7,022)
Proceeds from sales of property, plant and equipment	19,097	37,295	18,198
Payments for purchases of non-current investments	(18,824)	(41,404)	(22,580)
Proceeds from sales and redemptions of non-current investments	17,897	46,312	28,415
Acquisitions of subsidiaries, net of cash acquired	(21,949)	(119,632)	(97,683)
Payments for purchases of short-term investments	(55,937)	(18,380)	37,557
Proceeds from redemptions of short-term investments	38,802	17,542	(21,260)
Other	(62,580)	(51,453)	11,127

Net cash used in investing activities	(1,453,030)	(1,333,432)	119,598

Cash flows from financing activities:
Proceeds from issuance of long-term debt	457,143	365,932	(91,211)
Payments for settlement of long-term debt	(334,309)	(371,625)	(37,316)
Proceeds from issuance of short-term debt	4,646,133	3,512,490	(1,133,643)
Payments for settlement of short-term debt	(4,167,653)	(3,609,513)	558,140
Dividends paid	(199,769)	(200,182)	(413)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(256,797)	(93,871)	162,926
Acquisitions of shares of subsidiaries from noncontrolling interests	(70,798)	(7,710)	63,088
Other	(101,947)	(49,313)	52,634

Net cash used in financing activities	(27,997)	(453,792)	(425,795)

Effect of exchange rate changes on cash and cash equivalents	2,631	(1,568)	(4,199)

Net increase (decrease) in cash and cash equivalents	(78,667)	(116,731)	(38,064)

Cash and cash equivalents at beginning of period	984,463	849,174	(135,289)

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	—	2,028	2,028

Cash and cash equivalents at end of period	¥905,796	¥734,471	¥(171,325)

Cash paid during the period for:
Interest	¥32,446	¥32,592	¥146
Income taxes, net	¥532,984	¥270,332	¥(262,652)

(4) Going Concern Assumption

None

(5) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1.	Operating revenues

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Regional communications business
External customers	¥2,232,967	¥2,154,156	¥(78,811)
Intersegment	346,208	366,079	19,871

Total	2,579,175	2,520,235	(58,940)

Long distance and international communications business
External customers	1,382,470	1,612,558	230,088
Intersegment	64,878	62,892	(1,986)

Total	1,447,348	1,675,450	228,102

Mobile communications business
External customers	3,294,675	3,350,876	56,201
Intersegment	32,105	32,625	520

Total	3,326,780	3,383,501	56,721

Data communications business
External customers	995,658	1,076,347	80,689
Intersegment	70,789	71,441	652

Total	1,066,447	1,147,788	81,341

Other business
External customers	276,757	301,423	24,666
Intersegment	617,325	571,319	(46,006)

Total	894,082	872,742	(21,340)

Elimination	(1,131,305)	(1,104,356)	26,949

Consolidated total	¥8,182,527	¥8,495,360	¥312,833

2.	Segment profit

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Segment profit
Regional communications business	¥131,482	¥232,179	¥100,697
Long distance and international communications business	87,954	82,225	(5,729)
Mobile communications business	584,858	683,021	98,163
Data communications business	56,715	74,032	17,317
Other business	40,302	46,164	5,862

Total segment profit	901,311	1,117,621	216,310

Elimination	9,636	8,961	(675)

Consolidated total	¥910,947	¥1,126,582	¥215,635

THREE-MONTH PERIOD ENDED DECEMBER 31

1.	Operating revenues

	(Millions of yen)
	Three months ended December 31, 2014	Three months ended December 31, 2015	Increase (Decrease)
Regional communications business
External customers	¥747,032	¥713,006	¥(34,026)
Intersegment	117,715	126,659	8,944

Total	864,747	839,665	(25,082)

Long distance and international communications business
External customers	474,170	555,991	81,821
Intersegment	23,193	22,219	(974)

Total	497,363	578,210	80,847

Mobile communications business
External customers	1,141,218	1,157,153	15,935
Intersegment	12,586	11,320	(1,266)

Total	1,153,804	1,168,473	14,669

Data communications business
External customers	350,248	375,703	25,455
Intersegment	20,625	26,372	5,747

Total	370,873	402,075	31,202

Other business
External customers	96,191	104,549	8,358
Intersegment	206,310	200,433	(5,877)

Total	302,501	304,982	2,481

Elimination	(380,429)	(387,003)	(6,574)

Consolidated total	¥2,808,859	¥2,906,402	¥97,543

2.	Segment profit

	(Millions of yen)
	Three months ended December 31, 2014	Three months ended December 31, 2015	Increase (Decrease)
Segment profit
Regional communications business	¥53,214	¥77,568	¥24,354
Long distance and international communications business	31,561	34,625	3,064
Mobile communications business	187,061	221,855	34,794
Data communications business	29,172	35,847	6,675
Other business	17,247	18,529	1,282

Total segment profit	318,255	388,424	70,169

Elimination	1,768	4,694	2,926

Consolidated total	¥320,023	¥393,118	¥73,095

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid during the nine months ended December 31, 2015 were as follows:

Resolution	The shareholders’ meeting on June 26, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥95,274 million
Cash dividends per share	¥90
Record date	March 31, 2015
Date of payment	June 29, 2015

Resolution	The board of directors’ meeting on November 6, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥104,908 million
Cash dividends per share*	¥50
Record date	September 30, 2015
Date of payment	December 7, 2015

*	“Cash dividends per share” figure based on the resolution adopted at the board of directors’ meeting on November 6, 2015 reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

2. Treasury stock

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by this board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT may cancel 177 million shares currently held as treasury stock on November 13, 2015, and as a result of such cancellation conducted on November 13, 2015, additional paid-in capital decreased by ¥6 million, and retained earnings decreased by ¥590,681 million.

(7) Subsequent Events

On January 29, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 220 million shares of its outstanding common stock for an amount in total not exceeding ¥500 billion between February 1, 2016 and December 31, 2016.

On February 5, 2016, the board of directors of NTT DOCOMO resolved to launch a tender offer to repurchase up to 137,578,616 shares of its outstanding common stock between February 8, 2016 and March 7, 2016. On the same day, NTT’s board of directors resolved that NTT may participate in the tender offer to sell 117,924,500 shares of its current holdings of NTT DOCOMO’s common stock. If NTT DOCOMO’s stock repurchase results in a change in NTT’s equity stake in NTT DOCOMO, NTT expects to record the transaction as a capital transaction for accounting purposes.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2015	December 31, 2015
ASSETS
Current assets:
Cash and bank deposits	8,052	994
Accounts receivable, trade	1,503	692
Supplies	189	255
Subsidiary deposits	4	—
Other	396,507	305,774

Total current assets	406,257	307,717

Fixed assets:
Property, plant and equipment	159,131	152,478
Intangible fixed assets	25,840	15,774
Investments and other assets
Investments in subsidiaries and affiliated companies	5,093,735	5,093,016
Long-term loans receivable to subsidiaries	1,303,142	1,358,216
Other	39,267	39,680

Total investments and other assets	6,436,145	6,490,914

Total fixed assets	6,621,117	6,659,167

TOTAL ASSETS	7,027,374	6,966,884

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2015	December 31, 2015
LIABILITIES
Current liabilities:
Accounts payable, trade	137	52
Current portion of corporate bonds	149,995	70,000
Current portion of long-term borrowings	55,180	66,080
Current portion of long-term borrowings from subsidiaries	240,000	160,000
Short-term borrowings	46,000	73,306
Accrued taxes on income	1,033	12,817
Deposits received from subsidiaries	51,617	49,154
Other	27,648	27,187

Total current liabilities	571,612	458,597

Long-term liabilities:
Corporate bonds	856,341	786,379
Long-term borrowings	1,218,600	1,293,674
Long-term borrowings from subsidiaries	—	50,000
Liability for employees’ retirement benefits	30,634	31,600
Asset retirement obligations	1,385	1,398
Other	3,324	3,212

Total long-term liabilities	2,110,286	2,166,265

TOTAL LIABILITIES	2,681,899	2,624,862

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,232,879	732,470
Treasury stock	(497,702)	(839)

Total shareholders’ equity	4,345,954	4,342,406

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(478)	(384)

Total unrealized gains (losses), translation adjustments, and others	(478)	(384)

TOTAL NET ASSETS	4,345,475	4,342,021

TOTAL LIABILITIES AND NET ASSETS	7,027,374	6,966,884

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2014	2015
Operating revenues	372,149	386,749
Operating expenses	95,312	93,074

Operating income	276,837	293,675

Non-operating revenues:
Interest income	14,165	11,702
Lease and rental income	7,981	7,894
Miscellaneous income	676	890

Total non-operating revenues	22,823	20,487

Non-operating expenses:
Interest expenses	10,688	9,594
Corporate bond interest expenses	10,705	9,358
Miscellaneous expenses	4,648	4,008

Total non-operating expenses	26,041	22,960

Recurring profit	273,619	291,202

Special profits	299,280	—

Income before income taxes	572,899	291,202

Income taxes	11,644	748

Net income	561,255	290,454

(Reference) Major components of operating revenues
Dividends received	272,159	288,733
Revenues from group management	13,876	13,876
Revenues from basic R&D	79,874	76,499

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 5, 2016

NTT’s Shares and Shareholders (as of December 31, 2015)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	246	64	5,807	1,354	780	708,041	716,296	—
Total Shares (Units)	7,381,455	3,543,960	100,072	256,852	6,372,152	8,951	3,273,295	20,936,737	2,720,770
%	35.26	16.93	0.48	1.23	30.44	0.04	15.63	100.00	—

Notes:	(1)	“Domestic Individuals, etc.” includes 2,474 units of treasury stock, and “Shares Representing Less Than One Unit” includes 49 shares of treasury stock. 247,449 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of December 31, 2015 was 246,849.
	(2)	“Other Domestic Corporations” includes 295 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 44 shares under the name of the Japan Securities Depository Center.
	(3)	The number of shareholders who only own shares representing less than one unit is 186,742.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	581	217	1,311	2,095	60,540	85,606	565,946	716,296	—
%	0.08	0.03	0.18	0.29	8.45	11.95	79.01	100.00	—
Total Shares (Units)	17,454,485	153,633	260,711	135,409	962,048	567,383	1,403,068	20,936,737	2,720,770
%	83.37	0.73	1.25	0.65	4.60	2.71	6.70	100.00	—

Notes:	(1)	“At Least 1,000 Units” includes 2,474 units of treasury stock, and “Shares Representing Less Than One Unit” includes 49 shares of treasury stock.
	(2)	“At Least 100 Units” includes 295 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 44 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	738,124	35.21
Japan Trustee Services Bank, Ltd. (Trust Account)	83,908	4.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,034	2.91
Moxley and Co LLC	29,876	1.43
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,224	1.25
State Street Bank and Trust Company	22,556	1.08
JP Morgan Chase Bank 385632	20,397	0.97
State Street Bank and Trust Company 505202	17,500	0.83
NTT Employee Share-Holding Association	15,801	0.75
Japan Trustee Services Bank, Ltd. (Trust Account 1)	15,641	0.75

Total	1,031,065	49.18

Note:	Percentage of Total Shares Issued includes treasury stock (247,449 shares).

Financial Results for the Nine Months Ended December 31, 2015 February 5, 2016

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission. －1－ * “E” in this material represents that the figure is a plan or projection for operation. ** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year. *** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

－2－ 8,182.5 FY2014/3Q FY2015/3Q 8,495.4 910.9 FY2014/3Q FY2015/3Q FY2015/3Q Highlights 54.5 63.4 1,149.1 1,422.6 Total Sales Overseas Sales (Billions of yen) Consolidated Operating Revenues Total Operating Income Overseas Operating Income*1 1,126.6 (Billions of yen) Consolidated Operating Income Both Operating Revenues and Operating Income increased, with Operating Revenues increasing for the sixth consecutive year and reaching record levels *1 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets. *2 Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc. Overseas Sales: +273.5 billion yen increase year-on-year Overseas Operating Income*1: +8.9 billion yen increase year-on-year Enhanced competitiveness of security services ・ Intention to acquire 100% ownership of NTT Com Security Expansion of global cloud services Enhanced Operating Revenues from network services Expansion of NTT’s user base 69.60 million mobile phone subscribers (net increase of 3.01 million subscribers) 19.16 million FTTH subscribers (net increase of 0.44 million subscribers) including 3.48 million subscribers to the “Hikari Collaboration Model” (net increase of 0.51 million new subscribers and 2.70 million subscribers who switched subscriptions from FLET'S Hikari to the Hikari Collaboration Model) Cost reductions (fixed-line and mobile access): achieved cost reductions of 346.0 billion yen compared to FY2014/3Q Growing number of Wi-Fi area owners*2: 322 (+ 167 increase year-on-year)

Consolidated Results and Forecasts (U.S. GAAP)

# FY2015/3Q Highlights

(Billions of yen)

| | FY2015/3Q | | | FY2014/3Q | FY2015 Forecasts | % progress compared to FY2015 Forecasts |
|---|---|---|---|---|---|---|
| | | Change year-on-year | [%] | | | |
| Operating Revenues | 8,495.4 | +312.8 | +3.8% | 8,182.5 | 11,400.0 | 74.5% |
| Operating Expenses | 7,368.8 | +97.2 | +1.3% | 7,271.6 | 10,150.0 | 72.6% |
| Operating Income | 1,126.6 | +215.6 | +23.7% | 910.9 | 1,250.0 | 90.1% |
| Net Income* | 604.1 | +154.1 | +34.3% | 449.9 | 655.0 | 92.2% |

−3−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－3－ FY2015/3Q Highlights Consolidated Results and Forecasts (U.S. GAAP) Net income represents net income attributable to NTT, excluding noncontrolling interests. * (Billions of yen) Operating Revenues reached record levels, increasing for the sixth consecutive year Operating Income increased due to cost control measures in the Regional communications and Mobile communications segments Net Income increased due to an increase in Operating Income as well as the effects of Japanese tax reform

Consolidated Results and Forecasts (U.S. GAAP)

# FY2015 Contributing Factors by Segment

NTT

(Billions of yen)

Operating Revenues
8,182.5 *
+312.8
8,495.4*
894.1
(21.3)
872.7
1,066.4
+81.3
1,147.8
3,326.8
+56.7
3,383.5
1,447.3
+228.1
1,675.5
2,579.2
(58.9)
2,520.2
FY2014 4-12
FY2015 4-12

Operating Income
1,126.6*
+215.6
46.2
+5.9
74.0
910.9 *
+17.3
40.3
56.7
683.0
+98.2
584.9
82.2
(5.7)
88.0
+100.7
232.2
131.5
FY2014 4-12
FY2015 4-12
Other business
Data communications business
Mobile Communications business
Long distance and international communications business
Regional communications business

*Includes adjustments such as elimination

−4−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

: Operating Income reached record levels due to reduced marketing costs, among other factors, despite the continuation of the trend of decreasing Operating Revenues. : Operating Revenues increased while Operating Income decreased due to the growth in overseas businesses and anticipatory investments in growing segments. : In addition to the Mobile communications services revenues, both Operating Revenues and Operating Income increased due to growth in revenues from the Smart Life area and DOCOMO Hikari, and a decrease in depreciation costs from efficient investment strategies and initiatives to improve cost efficiency. : Both Operating Revenues and Operating Income increased as a result of sales growth. －4－ * * FY2014 4-12 FY2015 4-12 * * FY2015 Contributing Factors by Segment Consolidated Results and Forecasts (U.S. GAAP) Operating Income Operating Revenues Regional communications business Mobile Communications business Long distance and international communications business Data communications business Other business (Billions of yen) *Includes adjustments such as elimination FY2014 4-12 FY2015 4-12

# NTT (Holding Company) Forecasts for FY2015

NTT

(Billions of yen)

| | FY2015 Forecasts | | (Reference) Previous Forecasts (announced on Nov. 6, 2015) |
|---|---|---|---|
| | Revised Forecast | Change | |
| Operating Revenues | 529.0 | +100.0 | 429.0 |
| Operating Expenses | 138.0 | - | 138.0 |
| Operating Income | 391.0 | +100.0 | 291.0 |
| Net Income | 681.0 | +393.0 | 288.0 |

—5—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－5－ NTT (Holding Company) Forecasts for FY2015 (Billions of yen) NTT Corporation’s financial forecasts have been revised due to the sale of NTT DOCOMO shares and the distribution of surplus from NTT East.

# Shareholder Returns

NTT

Share buybacks
(billions of yen)
94.4
200.0
381.7
150.0
406.5
338.1
93.6
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015E

Dividends per Share
Payout ratio
Note: Dividend amounts have been retroactively adjusted to reflect the two-for-one stock split of NTT's common stock carried out on July 1, 2015.
(yen)
45
55
60
60
70
80
85
90
110
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
35.4%
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015E

Financial Results for the Nine Months Ended December 31, 2015
−6−
Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－6－ Shareholder Returns 381.7 150.0 406.5 200.0 338.1 93.6 94.4 70 80 85 55 90 110 60 60 27.5% 32.3% 31.2% 38.2% 37.2% 33.4% 38.0% 35.4% ● ● ● ● ● ● ● 45 19.5% ● Share buybacks (billions of yen) FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2008 FY2015E FY2007 ● Payout ratio (yen) Dividends per Share Note: Dividend amounts have been retroactively adjusted to reflect the two-for-one stock split of NTT’s common stock carried out on July 1, 2015. FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2008 FY2015E FY2007 ● Concluded the repurchase of 93.6 billion yen of its treasury stock in FY2015 Share buybacks: Dividends　　　　: Year-end dividends of 60 yen per share, an increase of 10 yen per share over the dividend forecast at the start of FY2015, for total dividends of 110 per share for FY2015

Progress of Broadband Services

Progress of Broadband Services

# Number of Subscribers for Fixed Broadband Services

NTT

## Number of subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
19,717
1,398
18,319
16,507
19,788
1,333
18,455
16,705
19,892
1,275
18,617
16,910
19,935
1,219
18,716
[270]
17,108
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,248
1,090
19,157
[3,478]
17,335
20,317
1,001
19,316
[6,250]
17,108
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2015.12
2016.3E

## Changes from the preceding quarter

(Thousands)

| | | FY2014 | | | | FY2015 | | | | FY2014 | FY2015E |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 4-6 | 7-9 | 10-12 | 1-3 | 4-6 | 7-9 | 10-12 | 4-12 | | |
| FLET'S Hikari *1 | | 269 | 136 | 162 | 99 | 235 | 85 | 121 | 442 | 665 | 600 |
| | Number of opened connections *3 | 879 | 683 | 684 | 720 | 810 | 559 | 580 | 1,950 | 2,966 | 2,750 |
| FLET'S ADSL | | (85) | (65) | (58) | (56) | (58) | (37) | (35) | (129) | (264) | (218) |
| Hikari Denwa *4 *5 | | 251 | 199 | 204 | 198 | 135 | 50 | 42 | 227 | 852 | 0 |

–7–

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Number of subscribers －7－ Number of Subscribers for Fixed Broadband Services Progress of Broadband Services FLET’S ADSL Hikari Denwa Changes from the preceding quarter * * 1 3 * 2 1 * 5 * 4 * [270] [2,348] FLET’S Hikari (including Hikari Collaboration Model) *1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West. *2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers. *3 Number of opened connections excludes openings as a result of relocations. *4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West. *5 Numbers of Hikari Denwa subscribers are presented in thousands of channels. (Thousands) [1,322] [6,250] [3,478]

Progress of Broadband Services

# Number of Subscribers for Mobile Broadband Services

NTT

**Number of subscribers***

(Thousands)
LTE("Xi")
FOMA
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
63,566
64,295
65,274
66,595
67,532
68,494
69,602
70,400
24,043
26,215
28,298
30,744
32,609
34,504
36,293
37,800
39,523
38,080
36,976
35,851
34,923
33,989
33,309
32,600
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2015.12
2016.3E

**Changes from the preceding quarter**

(Thousands)

| | FY2014 | | | | FY2015 | | | | FY2014 | FY2015E |
|---|---|---|---|---|---|---|---|---|---|---|
| | 4-6 | 7-9 | 10-12 | 1-3 | 4-6 | 7-9 | 10-12 | 4-12 | | |
| LTE("Xi")+FOMA | 461 | 729 | 979 | 1,322 | 936 | 962 | 1,108 | 3,006 | 3,490 | 3,800 |

−8−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－8－ Number of Subscribers for Mobile Broadband Services Progress of Broadband Services Number of subscribers Changes from the preceding quarter * (Thousands) * FOMA LTE(“Xi”) The number of FOMA subscribers includes communications module service subscribers

Progress of Broadband Services

# Number of Subscribers for Video Services

(Thousands)
FLET'S TV*1*2
Hikari TV
5,000
4,000
3,000
2,000
1,000
0
4,086
1,209
2,877
4,183
1,256
2,927
4,275
1,304
2,971
4,359
1,345
3,014
4,416
1,378
3,038
4,442
1,398
3,043
4,464
1,417
3,047
4,522
1,372
3,150
2014.6
2014.9
2014.12
2015.3
2015.6
2015.9
2015.12
2016.3E

Financial Results for the Nine Months Ended December 31, 2015
—9—
Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－9－ (Thousands) Number of Subscribers for Video Services Progress of Broadband Services * 1 * 2 FLET'S TV Hikari TV * 1 * 2 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT Facility Use Services” broadcast service. Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Information

Details of Consolidated Statement of Income

NTT

**Operating Revenues** [ year-on-year: +312.8]

(Billions of yen)

8,182.5
Voice related services revenues
128.8
Fixed voice : (92.8)
Mobile voice : (36.0)
SI revenues and sales of telecommunications equipment
250.1
Systems Integration : +318.8
Telecommunications equipment : (68.7)
IP/packet communications services revenues
69.4
Other revenues
122.1
8,495.4
FY2014/3Q
FY2015/3Q

**Operating Expenses** [year-on-year: +97.2]

7,271.6
Depreciation expenses and loss on disposal of assets
62.6
Expenses for purchase of goods and services and other expenses
124.3
Personnel expenses
31.4
Other expenses
4.0
7,368.8
FY2014/3Q
FY2015/3Q

―10―

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

SI revenues and sales of telecommunications equipment －10－ 7,271.6 7,368.8 8,182.5 8,495.4 128.8 250.1 Details of Consolidated Statement of Income FY2014/3Q FY2015/3Q FY2014/3Q FY2015/3Q Operating Expenses Operating Revenues [ year-on-year：+312.8] [year-on-year：+97.2] Voice related services revenues IP/packet communications services revenues Other revenues (Billions of yen) Systems Integration 　　　　　　 :　+318.8 Telecommunications equipment : (68.7) 　Fixed voice : (92.8) 　Mobile voice　: (36.0) Personnel expenses Depreciation expenses and loss on disposal of assets Other expenses 69.4 122.1 31.4 124.3 62.6 4.0 Expenses for purchase of goods and services and other expenses

# Details of Consolidated Balance Sheet

NTT

(Billions of yen)

## March 31, 2015

**20,702.4**

**Assets 20,702.4**
- Notes and accounts receivable, trade 2,663.0
- Inventories 390.5
- Depreciable Assets (property, plant and equipment) 8,097.7
- Goodwill 1,186.2

**Liabilities 9,624.3**
- Accounts Payable, Trade 1,579.6
- Interest-Bearing Debt 4,406.7
- Liability for employees' retirement benefits 1,388.0
- Other 28.3

**Equity 11,049.8**
- Retained Earnings 5,126.7
- Treasury Stock (497.7)

## December 31, 2015

**20,749.4**

**Assets 20,749.4 [+47.0]**
- Notes and accounts receivable, trade 2,794.8 [+131.8]
- Inventories 485.8 [+95.3]
- Depreciable Assets (property, plant and equipment) 7,851.0 [(246.7)]
- Goodwill 1,260.3 [+74.2]

**Liabilities 9,351.8 [(272.5)]**
- Accounts Payable, Trade 1,189.7 [(389.9)]
- Interest-Bearing Debt 4,446.2 [+39.5]
- Liability for employees' retirement benefits 1,433.6 [+45.6]
- Other 50.0[+21.7]

**Equity 11,347.6 [+297.8]**
- Retained Earnings 4,940.6 [(186.1)]
- Treasury Stock (0.8) [+496.9]

—11—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－11－ March 31, 2015 (Billions of yen) 20,749.4 20,702.4 Treasury Stock (0.8) [+496.9] Interest-Bearing Debt 4,446.2 [+39.5] 20,749.4 [+47.0] Assets Equity 11,347.6 [+297.8] 9,351.8 [(272.5)] Liabilities Depreciable Assets (property, plant and equipment) 7,851.0 [(246.7)] Other 50.0[+21.7] Treasury Stock (497.7) 20,702.4 Assets 9,624.3 Liabilities Equity 11,049.8 Other 28.3 Details of Consolidated Balance Sheet December 31, 2015 Retained Earnings 5,126.7 Goodwill 1,260.3 [+74.2] Notes and accounts receivable, trade 2,794.8 [+131.8] Accounts Payable, Trade 1,189.7 [(389.9)] Retained Earnings 4,940.6 [(186.1)] Inventories 485.8 [+95.3] Liability for employees’ retirement benefits 1,433.6 [+45.6] Goodwill 1,186.2 Notes and accounts receivable, trade 2,663.0 Inventories 390.5 Depreciable Assets (property, plant and equipment) 8,097.7 Accounts Payable, Trade 1,579.6 Liability for employees’ retirement benefits 1,388.0 Interest-Bearing Debt 4,406.7

NTT

# Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
(Billions of yen)
FY2014/3Q
FY2015/3Q
2,000
1,000
0
(1,000)
(2,000)
1,399.7
1,672.1
(1,453.0)
(1,333.4)
(53.3)
338.6
(28.0)
(453.8)
+272.3
Increase in net income
[+213.1]
+119.6
Acquisitions/Sales of property, plant, equipment and intangibles
[+184.0]
Acquisitions of subsidiaries
[(97.7)]
+391.9
(425.8)
Increase/Decrease in debt
[(704.0)]
Acquisition of treasury stock
[+162.9]
Increase/Decrease from the same period of the previous fiscal year

―12―

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－12－ Details of Consolidated Cash Flows Cash flows from operating activities (A) Cash flows from investing activities (B) Cash flows from financing activities FCF (A) + (B) （Billions of yen） Increase/Decrease from the same period of the previous fiscal year +272.3 Increase in net income [+213.1] +119.6 Acquisitions/Sales of property, plant, equipment and intangibles [+184.0] Acquisitions of subsidiaries [(97.7)] (425.8) Increase/Decrease in debt [(704.0)] Acquisition of treasury stock [+162.9] +391.9

# Details of Capital Investment

(Billions of yen)
1,795.7
[1,892.8]
1,235.8
[1,309.0]
66.8
109.2
95.0
246.4
246.1
472.3
1,702.9
[1,817.5]
1,113.3
[1,197.3]
98.9
95.8
74.1
213.9
191.3
439.3
1,630.0
[1,730.0]
996.2
[1,039.4]
109.9
88.1
83.6
189.9
162.2
362.5
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2013/3Q
FY2013
FY2014/3Q
FY2014
FY2015/3Q
FY2015E

Financial Results for the Nine Months Ended December 31, 2015
—13—
Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

－13－ FY2013/3Q FY2013 FY2014/3Q FY2014 FY2015/3Q FY2015E * Figures in [ ] include investments related to real estate and solar power generation operations. (Billions of yen) Details of Capital Investment 1,795.7 [1,892.8] 1,702.9 [1,817.5] 1,630.0 [1,730.0] 1,235.8 [1,309.0] 1,113.3 [1,197.3] 996.2 [1,039.4]

February 5, 2016

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2015

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2015 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	December 31, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	434,518	397,880	(36,637)
Antenna facilities	3,948	3,820	(127)
Terminal equipment	37,569	32,843	(4,726)
Local line facilities	854,162	824,273	(29,888)
Long-distance line facilities	3,683	3,351	(331)
Engineering facilities	602,828	591,419	(11,409)
Submarine line facilities	1,119	928	(191)
Buildings	423,373	412,809	(10,564)
Construction in progress	27,975	17,472	(10,502)
Other	257,129	250,913	(6,215)
Total property, plant and equipment	2,646,308	2,535,713	(110,594)
Intangible fixed assets	84,496	78,957	(5,538)
Total fixed assets - telecommunications businesses	2,730,805	2,614,671	(116,133)
Investments and other assets
Other investments and assets	198,579	196,428	(2,151)
Allowance for doubtful accounts	(956)	(913)	42
Total investments and other assets	197,623	195,514	(2,108)
Total fixed assets	2,928,428	2,810,186	(118,242)
Current assets:
Cash and bank deposits	21,980	5,939	(16,041)
Notes receivable	15	27	12
Accounts receivable, trade	236,984	228,878	(8,106)
Supplies	33,633	29,528	(4,104)
Other current assets	260,213	430,443	170,229
Allowance for doubtful accounts	(544)	(461)	82
Total current assets	552,283	694,355	142,071

TOTAL ASSETS	3,480,711	3,504,541	23,829

	(Millions of yen)
	March 31, 2015	December 31, 2015	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	430,955	428,395	(2,560)
Liability for employees’ retirement benefits	232,618	240,442	7,823
Reserve for point services	9,724	13,258	3,533
Reserve for unused telephone cards	9,686	8,905	(780)
Allowance for environmental measures	7,748	7,748	—
Asset retirement obligations	1,119	1,129	9
Other long-term liabilities	9,477	21,408	11,930
Total long-term liabilities	701,330	721,287	19,957
Current liabilities:
Current portion of long-term borrowings from parent company	66,220	65,360	(860)
Accounts payable, trade	85,478	38,513	(46,965)
Accrued taxes on income	10,713	*10,125	(588)
Allowance for environmental measures	3,147	1,731	(1,415)
Asset retirement obligations	—	12	12
Other current liabilities	403,883	377,304	(26,579)
Total current liabilities	569,443	493,047	(76,396)

TOTAL LIABILITIES	1,270,773	1,214,334	(56,438)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	371,905	451,583	79,677
Total shareholders’ equity	2,206,632	2,286,310	79,677
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	3,305	3,896	590
Total unrealized gains (losses), translation adjustments, and others	3,305	3,896	590

TOTAL NET ASSETS	2,209,938	2,290,206	80,268

TOTAL LIABILITIES AND NET ASSETS	3,480,711	3,504,541	23,829

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues	1,217,949	1,194,499	(23,449)	1,625,057
Operating expenses	1,133,901	1,056,798	(77,102)	1,533,165
Operating income from telecommunications businesses	84,047	137,700	53,653	91,891

Supplementary businesses:
Operating revenues	90,551	92,586	2,035	140,365
Operating expenses	78,669	78,208	(461)	122,414
Operating income from supplementary businesses	11,881	14,378	2,497	17,950
Operating income	95,928	152,079	56,150	109,841

Non-operating revenues:
Interest income	44	98	54	77
Dividends received	6,396	3,134	(3,262)	6,400
Gains on sales of fixed assets	8,390	7,514	(876)	9,565
Miscellaneous income	6,805	2,145	(4,659)	7,660
Total non-operating revenues	21,636	12,892	(8,744)	23,704

Non-operating expenses:
Interest expenses	4,516	3,756	(759)	5,852
Miscellaneous expenses	2,705	515	(2,190)	5,651
Total non-operating expenses	7,221	4,271	(2,950)	11,504
Recurring profit	110,343	160,699	50,355	122,041
Special losses	7,930	3,758	(4,171)	7,930
Income before income taxes	102,413	156,940	54,527	114,111
Income taxes	*31,664	*43,762	12,097	44,539
Net income	70,748	113,177	42,429	69,571

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Voice transmission services revenues (excluding IP services revenues)	356,307	324,683	(31,624)	(8.9)	468,529
Monthly charge revenues*	262,335	242,948	(19,386)	(7.4)	346,421
Call rates revenues*	27,410	23,254	(4,155)	(15.2)	35,542
Interconnection call revenues*	42,141	39,071	(3,069)	(7.3)	55,061
IP services revenues	629,333	646,012	16,679	2.7	844,470
Leased circuit services revenues (excluding IP services revenues)	84,746	79,845	(4,900)	(5.8)	111,986
Telegram services revenues	10,433	9,545	(887)	(8.5)	14,063
Other telecommunications services revenues	137,128	134,412	(2,715)	(2.0)	186,007

Telecommunications total revenues	1,217,949	1,194,499	(23,449)	(1.9)	1,625,057

Supplementary business total revenues	90,551	92,586	2,035	2.2	140,365

Total operating revenues	1,308,500	1,287,085	(21,414)	(1.6)	1,765,422

*	Partial listing only

February 5, 2016

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2015

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2015 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	December 31, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	407,805	381,306	(26,498)
Antenna facilities	6,061	5,830	(231)
Terminal equipment	17,786	17,335	(450)
Local line facilities	981,834	974,770	(7,064)
Long-distance line facilities	2,201	2,084	(117)
Engineering facilities	541,617	530,670	(10,947)
Submarine line facilities	4,094	3,646	(448)
Buildings	344,165	329,163	(15,001)
Construction in progress	25,780	22,868	(2,911)
Other	219,817	218,651	(1,166)
Total property, plant and equipment	2,551,165	2,486,327	(64,837)
Intangible fixed assets	68,950	66,497	(2,453)
Total fixed assets - telecommunications businesses	2,620,116	2,552,825	(67,290)
Investments and other assets
Other investments and assets	149,863	146,945	(2,918)
Allowance for doubtful accounts	(652)	(644)	8
Total investments and other assets	149,211	146,300	(2,910)
Total fixed assets	2,769,327	2,699,126	(70,200)

Current assets:
Cash and bank deposits	26,533	18,563	(7,970)
Notes receivable	6	6	(0)
Accounts receivable, trade	198,729	193,401	(5,327)
Supplies	33,580	35,513	1,932
Other current assets	185,077	136,602	(48,474)
Allowance for doubtful accounts	(597)	(534)	63
Total current assets	443,329	383,553	(59,776)

TOTAL ASSETS	3,212,656	3,082,679	(129,977)

	(Millions of yen)
	March 31, 2015	December 31, 2015	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	778,827	694,267	(84,560)
Liability for employees’ retirement benefits	229,952	235,439	5,486
Reserve for point services	7,571	5,821	(1,750)
Reserve for unused telephone cards	9,160	8,421	(738)
Allowance for environmental measures	10,794	10,794	—
Asset retirement obligations	345	349	3
Other long-term liabilities	6,392	5,872	(519)
Total long-term liabilities	1,043,045	960,967	(82,078)
Current liabilities:
Current portion of long-term borrowings from parent company	175,600	127,360	(48,240)
Accounts payable, trade	74,063	42,785	(31,278)
Short-term borrowings	75,000	119,414	44,414
Accrued taxes on income	1,082	*5,611	4,529
Allowance for environmental measures	3,356	795	(2,561)
Other current liabilities	341,782	296,147	(45,635)
Total current liabilities	670,885	592,114	(78,771)

TOTAL LIABILITIES	1,713,930	1,553,081	(160,849)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	15,934	46,900	30,966
Total shareholders’ equity	1,497,988	1,528,954	30,966
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	738	643	(94)
Total unrealized gains (losses), translation adjustments, and others	738	643	(94)

TOTAL NET ASSETS	1,498,726	1,529,598	30,872

TOTAL LIABILITIES AND NET ASSETS	3,212,656	3,082,679	(129,977)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues	1,062,975	1,030,033	(32,941)	1,415,321
Operating expenses	1,042,326	971,660	(70,666)	1,392,847
Operating income from telecommunications businesses	20,648	58,373	37,725	22,473

Supplementary businesses:
Operating revenues	100,443	99,106	(1,336)	158,892
Operating expenses	90,124	89,682	(442)	145,692
Operating income from supplementary businesses	10,318	9,424	(894)	13,200
Operating income	30,967	67,797	36,830	35,674

Non-operating revenues:
Interest income	3	2	(0)	5
Dividends received	1,353	1,566	212	1,355
Gains on sales of fixed assets	2,355	880	(1,474)	2,531
Miscellaneous income	1,475	1,553	78	2,123
Total non-operating revenues	5,188	4,004	(1,184)	6,015

Non-operating expenses:
Interest expenses	8,805	7,265	(1,539)	11,461
Miscellaneous expenses	464	1,618	1,154	1,390
Total non-operating expenses	9,269	8,884	(385)	12,851
Recurring profit	26,886	62,917	36,031	28,838
Special losses	7,972	—	(7,972)	7,972
Income before income taxes	18,913	62,917	44,004	20,865
Income taxes	*2,275	*16,950	14,674	6,943
Net income	16,637	45,967	29,330	13,921

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Voice transmission services revenues (excluding IP services revenues)	359,546	325,471	(34,074)	(9.5)	472,572
Monthly charge revenues*	263,574	241,923	(21,650)	(8.2)	347,759
Call rates revenues*	25,586	21,682	(3,904)	(15.3)	33,194
Interconnection call revenues*	46,999	42,691	(4,307)	(9.2)	61,333
IP services revenues	512,546	526,823	14,277	2.8	686,194
Leased circuit services revenues (excluding IP services revenues)	77,779	71,209	(6,569)	(8.4)	103,035
Telegram services revenues	11,477	10,551	(926)	(8.1)	15,455
Other telecommunications services revenues	101,626	95,977	(5,649)	(5.6)	138,062

Telecommunications total revenues	1,062,975	1,030,033	(32,941)	(3.1)	1,415,321

Supplementary business total revenues	100,443	99,106	(1,336)	(1.3)	158,892

Total operating revenues	1,163,418	1,129,140	(34,278)	(2.9)	1,574,213

*	Partial listing only

February 5, 2016

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2015

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2015. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and over 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	912,051	971,795	59,744	6.6
Operating expenses	823,344	879,024	55,680	6.8
Operating income	88,707	92,771	4,064	4.6

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	December 31, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,814	134,470	(5,343)
Antenna facilities	1,565	1,511	(53)
Terminal equipment	892	1,293	400
Local line facilities	730	702	(27)
Long-distance line facilities	6,089	5,551	(538)
Engineering facilities	52,008	51,391	(616)
Submarine line facilities	13,354	11,379	(1,975)
Buildings	181,117	198,083	16,966
Construction in progress	29,415	21,618	(7,797)
Other	92,215	88,734	(3,480)
Total property, plant and equipment	517,203	514,736	(2,466)
Intangible fixed assets	92,130	97,145	5,015
Total fixed assets - telecommunications businesses	609,333	611,882	2,548
Investments and other assets
Investment securities	191,569	148,400	(43,168)
Investments in subsidiaries and affiliated companies	290,139	384,095	93,956
Other investments and assets	43,877	51,238	7,361
Allowance for doubtful accounts	(190)	(198)	(7)
Total investments and other assets	525,395	583,536	58,140
Total fixed assets	1,134,729	1,195,418	60,688

Current assets:
Cash and bank deposits	8,244	17,564	9,320
Notes receivable	22	—	(22)
Accounts receivable, trade	174,341	173,445	(896)
Supplies	9,185	9,840	655
Other current assets	103,593	99,442	(4,151)
Allowance for doubtful accounts	(1,151)	(1,226)	(74)
Total current assets	294,234	299,066	4,832

TOTAL ASSETS	1,428,963	1,494,485	65,521

	(Millions of yen)
	March 31, 2015	December 31, 2015	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	93,360	241,583	148,223
Liability for employees’ retirement benefits	85,581	88,282	2,700
Reserve for point services	857	610	(247)
Reserve for unused telephone cards	4,053	3,726	(326)
Asset retirement obligations	1,555	1,577	22
Other long-term liabilities	21,751	10,170	(11,581)
Total long-term liabilities	207,159	345,951	138,792
Current liabilities:
Current portion of long-term borrowings from parent company	53,360	3,360	(50,000)
Accounts payable, trade	29,085	20,314	(8,770)
Short-term borrowings	11,254	27,704	16,449
Accrued taxes on income	3,358	*4,138	779
Allowance for losses on construction	770	2	(767)
Asset retirement obligations	45	—	(45)
Other current liabilities	194,045	176,298	(17,747)
Total current liabilities	291,920	231,819	(60,101)

TOTAL LIABILITIES	499,079	577,770	78,691

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus	131,615	131,615	—
Earned surplus	488,190	504,305	16,114
Total shareholders’ equity	831,569	847,684	16,114
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	98,314	69,029	(29,284)
Total unrealized gains (losses), translation adjustments, and others	98,314	69,029	(29,284)

TOTAL NET ASSETS	929,884	916,714	(13,169)

TOTAL LIABILITIES AND NET ASSETS	1,428,963	1,494,485	65,521

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues	527,103	515,907	(11,196)	699,158
Operating expenses	463,180	457,198	(5,982)	617,194
Operating income from telecommunications businesses	63,922	58,709	(5,213)	81,964

Supplementary businesses:
Operating revenues	133,534	152,314	18,780	210,807
Operating expenses	125,858	144,241	18,383	199,636
Operating income from supplementary businesses	7,675	8,072	397	11,170
Operating income	71,598	66,781	(4,816)	93,135

Non-operating revenues:
Interest income	166	200	34	222
Dividends received	12,933	12,392	(540)	16,972
Lease and rental income	9,006	8,739	(267)	11,989
Miscellaneous income	373	856	482	994
Total non-operating revenues	22,479	22,188	(290)	30,178

Non-operating expenses:
Interest expenses	1,206	1,237	31	1,591
Lease and rental expenses	4,452	4,114	(338)	5,933
Miscellaneous expenses	416	530	113	895
Total non-operating expenses	6,074	5,881	(192)	8,420
Recurring profit	88,002	83,088	(4,913)	114,893
Special losses	—	—	—	7,853
Income before income taxes	88,002	83,088	(4,913)	107,040
Income taxes	*30,324	*23,906	(6,417)	29,741
Net income	57,677	59,182	1,504	77,299

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Cloud Computing Platforms	45,799	51,252	5,453	11.9	64,986
Data Networks	278,477	275,565	(2,911)	(1.0)	370,831
Voice Communications	205,502	195,840	(9,661)	(4.7)	269,916
Applications & Content	28,662	28,834	172	0.6	38,476
Solution Services	90,514	105,119	14,604	16.1	149,832
Others	11,681	11,608	(73)	(0.6)	15,922

Total operating revenues	660,637	668,221	7,584	1.1	909,966

February 5, 2016

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2015

Contents

pages

1. Financial Results Summary (Consolidated)	1

2. Financial Results (Business Segments)	2

3. Financial Results (Holding Company and Subsidiaries)	3-5

4. Operating Data	6-8

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated)

	(Billions of yen)
	A Nine Months Ended December 31, 2014	B Nine Months Ended December 31, 2015			C Year Ending March 31, 2016 (Forecast)(3)
			Change	Progress
			B-A	B/C
Consolidated (US GAAP)
Operating Revenues	8,182.5	8,495.4	312.8	74.5%	11,400.0
Fixed Voice Related Services	1,087.3	994.5	(92.8)	—	—
Mobile Voice Related Services	660.6	624.6	(36.0)	—	—
IP/Packet Communications Services	2,750.1	2,819.5	69.4	—	—
Sales of Telecommunications Equipment	794.4	725.8	(68.7)	—	—
System Integration	1,893.5	2,212.2	318.8	—	—
Other	996.7	1,118.8	122.1	—	—
Operating Expenses	7,271.6	7,368.8	97.2	72.6%	10,150.0
Cost of Services (excluding items shown separately below)	1,736.1	1,733.4	(2.7)	—	—
Cost of Equipment Sold (excluding items shown separately below)	706.8	699.5	(7.3)	—	—
Cost of System Integration (excluding items shown separately below)	1,323.7	1,577.7	253.9	—	—
Depreciation and Amortization	1,365.3	1,317.1	(48.1)	—	—
Impairment Loss	1.6	6.0	4.4	—	—
Selling, General and Administrative Expenses	2,138.1	2,035.1	(103.0)	—	—
Operating Income	910.9	1,126.6	215.6	90.1%	1,250.0
Income Before Income Taxes	910.2	1,121.2	211.0	91.9%	1,220.0
Net Income Attributable to NTT	449.9	604.1	154.1	92.2%	655.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,693.0	1,724.5	31.4	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,930.2	4,054.5	124.3	—	—
Loss on Disposal of Property, Plant and Equipment	113.3	98.9	(14.4)	—	—
Other Expenses	168.2	167.8	(0.4)	—	—
Total	5,904.7	6,045.6	140.9	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	2,340.0	2,495.4	155.4	80.4%	3,104.0
a Operating Income	910.9	1,126.6	215.6	90.1%	1,250.0
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,429.0	1,368.8	(60.2)	73.8%	1,854.0
EBITDA Margin [(c/d)X100]	28.6%	29.4%	0.8%	—	27.2%
c EBITDA (a+b)	2,340.0	2,495.4	155.4	80.4%	3,104.0
d Operating Revenues	8,182.5	8,495.4	312.8	74.5%	11,400.0
Capital Investment(1)(2)
Capital Investment	1,197.3	1,039.4	(157.9)	60.1%	1,730.0
(Ref.) Core Group Companies
NTT (Holding Company)	8.1	6.6	(1.5)	31.5%	21.0
NTT East	191.3	162.2	(29.1)	54.1%	300.0
NTT West	213.9	189.9	(23.9)	65.5%	290.0
NTT Communications	74.1	83.6	9.5	62.0%	135.0
NTT DOCOMO (Consolidated)	439.3	362.5	(76.8)	60.4%	600.0
NTT DATA (Consolidated)	95.8	88.1	(7.7)	67.8%	130.0
Interest-Bearing Liabilities

	As of March 31, 2015	As of December 31, 2015	As of March 31, 2016 (Forecast)(5)
Interest-Bearing Liabilities	4,406.7	4,446.2	4,200.0

Notes:	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Nine Months Ended December 31, 2014,” “B. Nine Months Ended December 31, 2015” and “C. Year Ending March 31, 2016” are 1,113.3 billion yen, 996.2 billion yen and 1,630.0 billion yen, respectively.

	(2)	Capital Investment figures for domestic access network businesses for “A. Nine Months Ended December 31, 2014,” “B. Nine Months Ended December 31, 2015” and “C. Year Ending March 31, 2016” are 915.3 billion yen, 789.4 billion yen and 1,298.0 billion yen, respectively.

	(3)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Nine Months Ended December 31, 2014	B Nine Months Ended December 31, 2015			C Year Ending March 31, 2016 (Forecast)(2)
			Change	Progress
			B-A	B/C
Business segments(1)
Regional communications business
Operating Revenues	2,579.2	2,520.2	(58.9)	74.1%	3,400.0
Operating Expenses	2,447.7	2,288.1	(159.6)	72.6%	3,150.0
Operating Income	131.5	232.2	100.7	92.9%	250.0
Long distance and international communications business
Operating Revenues	1,447.3	1,675.5	228.1	73.5%	2,280.0
Operating Expenses	1,359.4	1,593.2	233.8	73.1%	2,180.0
Operating Income	88.0	82.2	(5.7)	82.2%	100.0
Mobile communications business
Operating Revenues	3,326.8	3,383.5	56.7	75.4%	4,490.0
Operating Expenses	2,741.9	2,700.5	(41.4)	71.3%	3,785.0
Operating Income	584.9	683.0	98.2	96.9%	705.0
Data communications business
Operating Revenues	1,066.4	1,147.8	81.3	74.5%	1,540.0
Operating Expenses	1,009.7	1,073.8	64.0	75.1%	1,430.0
Operating Income	56.7	74.0	17.3	67.3%	110.0
Other business
Operating Revenues	894.1	872.7	(21.3)	68.7%	1,270.0
Operating Expenses	853.8	826.6	(27.2)	67.8%	1,220.0
Operating Income	40.3	46.2	5.9	92.3%	50.0

Notes:	(1)	Figures for each segment include inter-segment transactions.

	(2)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A	B			C	[Ref.]
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015			Year Ending March 31, 2016 (Revised Forecast)(2)	Year Ending March 31, 2016 (Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT (Holding Company) (JPN GAAP)
Operating Revenues	372.1	386.7	14.5	73.1%	529.0	429.0
Operating Expenses	95.3	93.0	(2.2)	67.4%	138.0	138.0
Operating Income	276.8	293.6	16.8	75.1%	391.0	291.0
Non-Operating Revenues	22.8	20.4	(2.3)	73.2%	28.0	28.0
Non-Operating Expenses	26.0	22.9	(3.0)	71.8%	32.0	32.0
Recurring Profit	273.6	291.2	17.5	75.2%	387.0	287.0
Net Income	561.2	290.4	(270.8)	42.6%	681.0	288.0
NTT East (JPN GAAP)
Operating Revenues	1,308.5	1,287.0	(21.4)	74.8%	1,721.0	1,721.0
Voice Transmission Services (excluding IP)(1)	356.3	324.6	(31.6)	76.4%	425.0	425.0
IP Services	629.3	646.0	16.6	75.8%	852.0	852.0
Leased Circuit (excluding IP)	84.7	79.8	(4.9)	77.5%	103.0	103.0
Other	147.5	143.9	(3.6)	69.4%	341.0	341.0
Supplementary Business	90.5	92.5	2.0
Operating Expenses	1,212.5	1,135.0	(77.5)	72.5%	1,566.0	1,566.0
Personnel	74.0	72.2	(1.8)	74.5%	97.0	97.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	782.7	721.8	(60.9)	72.3%	999.0	999.0
Depreciation and Amortization	275.1	259.9	(15.1)	75.1%	346.0	346.0
Loss on Disposal of Property, Plant and Equipment	25.8	26.6	0.7	53.2%	50.0	50.0
Taxes and Public Dues	54.7	54.3	(0.3)	73.5%	74.0	74.0
Operating Income	95.9	152.0	56.1	98.1%	155.0	155.0
Non-Operating Revenues	21.6	12.8	(8.7)	99.2%	13.0	13.0
Non-Operating Expenses	7.2	4.2	(2.9)	71.2%	6.0	6.0
Recurring Profit	110.3	160.6	50.3	99.2%	162.0	162.0
Net Income	70.7	113.1	42.4	106.8%	106.0	106.0
NTT West (JPN GAAP)
Operating Revenues	1,163.4	1,129.1	(34.2)	73.9%	1,527.0	1,527.0
Voice Transmission Services (excluding IP)(1)	359.5	325.4	(34.0)	75.9%	429.0	429.0
IP Services	512.5	526.8	14.2	76.4%	690.0	690.0
Leased Circuit (excluding IP)	77.7	71.2	(6.5)	71.9%	99.0	99.0
Other	113.1	106.5	(6.5)	66.5%	309.0	309.0
Supplementary Business	100.4	99.1	(1.3)
Operating Expenses	1,132.4	1,061.3	(71.1)	72.5%	1,463.0	1,463.0
Personnel	72.0	67.2	(4.7)	74.7%	90.0	90.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	731.4	674.0	(57.4)	72.3%	932.0	932.0
Depreciation and Amortization	248.0	239.3	(8.6)	74.6%	321.0	321.0
Loss on Disposal of Property, Plant and Equipment	30.8	31.1	0.2	58.8%	53.0	53.0
Taxes and Public Dues	49.9	49.5	(0.4)	73.9%	67.0	67.0
Operating Income	30.9	67.7	36.8	105.9%	64.0	64.0
Non-Operating Revenues	5.1	4.0	(1.1)	57.2%	7.0	7.0
Non-Operating Expenses	9.2	8.8	(0.3)	63.5%	14.0	14.0
Recurring Profit	26.8	62.9	36.0	110.4%	57.0	57.0
Net Income	16.6	45.9	29.3	106.9%	43.0	43.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the Nine Months Ended December 31, 2015 include monthly charges, call charges and interconnection charges of 242.9 billion yen, 23.2 billion yen and 39.0 billion yen for NTT East, and 241.9 billion yen, 21.6 billion yen and 42.6 billion yen for NTT West, respectively.

	(2)	With respect to Operating Revenues, Operating Income, Recurring Profit and Net Income for NTT (Holding Company), NTT expects to record the amount of its distribution of surplus from NTT East in its Operating Revenues and the proceeds from the sale of its shares in NTT DOCOMO as an extraordinary gain. As a result, figures for Year Ending March 31, 2016 (Revised Forecast) have been revised. The proceeds from the sale of NTT DOCOMO shares are calculated based on the assumption that all tendered shares will be purchased. Additionally, all or a portion of tendered shares may not be purchased. Other forecasts for the fiscal year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Nine Months Ended December 31, 2014	B Nine Months Ended December 31, 2015			C Year Ending March 31, 2016 (Forecast)(5)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	660.6	668.2	7.5	73.4%	910.0
Cloud Computing Platforms	45.7	51.2	5.4	67.4%	76.0
Data Networks	278.4	275.5	(2.9)	75.5%	365.0
Voice Communications	205.5	195.8	(9.6)	76.5%	256.0
Applications & Content	28.6	28.8	0.1	72.1%	40.0
Solution Services	90.5	105.1	14.6	66.5%	158.0
Others	11.6	11.6	(0.0)	77.4%	15.0
Operating Expenses	589.0	601.4	12.4	72.6%	828.0
Personnel	59.3	57.1	(2.1)	74.3%	77.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	296.0	301.0	5.0	72.2%	629.0
Communication Network Charges	145.7	153.0	7.2
Depreciation and Amortization	77.0	78.6	1.6	74.9%	105.0
Loss on Disposal of Property, Plant and Equipment	2.1	1.9	(0.1)	38.8%	5.0
Taxes and Public Dues	8.7	9.5	0.7	79.3%	12.0
Operating Income	71.5	66.7	(4.8)	81.4%	82.0
Non-Operating Revenues	22.4	22.1	(0.2)	88.8%	25.0
Non-Operating Expenses	6.0	5.8	(0.1)	73.5%	8.0
Recurring Profit	88.0	83.0	(4.9)	83.9%	99.0
Net Income	57.6	59.1	1.5	89.7%	66.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	534.8	700.5	165.7	74.1%	945.0
Operating Expenses	525.6	698.2	172.6	74.2%	941.5
Operating Income(4)	9.2	2.3	(6.9)	64.5%	3.5
Net Income Attributable to Dimension Data	6.1	(1.5)	(7.7)	—	—

Notes:	(1)

The following are the main services included in each line item:

— Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”

— Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

— Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”

— Applications & Content: “Application services (Mail services, etc.)”

— Solution Services: “System integration services”

	(2)	Because Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the Nine Months Ended September 30, 2014 are stated under “A. Nine Months Ended December 31, 2014,” its financial results for the Nine Months Ended September 30, 2015 are stated under “B. Nine Months Ended December 31, 2015” and its forecasts for the Twelve Months Ended December 31, 2015 are stated under “C. Year Ending March. 31, 2016.”

	(3)	The conversion rate used for Dimension Data figures for the Nine Months Ended December 31, 2015 is USD1.00 = JPY120.98

	(4)	Operating Income for the Nine Months Ended December 31, 2015 under US GAAP was (6.9) billion yen.

	(5)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Nine Months Ended December 31, 2014	B Nine Months Ended December 31, 2015			C Year Ending March 31, 2016 (Forecast)(3)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,326.8	3,383.5	56.7	75.4%	4,490.0
Telecommunications Services	2,068.7	2,099.6	30.9	75.4%	2,786.0
Mobile Communications Services	2,061.2	2,070.2	9.0	75.7%	2,734.0
Voice Revenues	669.8	633.4	(36.4)	76.1%	832.0
Packet Communications Revenues	1,391.4	1,436.7	45.3	75.5%	1,902.0
Optical-fiber Broadband Services and Other Telecommunications Services	7.5	29.5	21.9	56.6%	52.0
Equipment Sales	731.2	657.8	(73.4)	76.8%	856.0
Other Operating Revenues(1)	526.9	626.0	99.1	73.8%	848.0
Operating Expenses	2,739.6	2,698.0	(41.7)	71.4%	3,780.0
Personnel	215.5	216.4	0.9	74.9%	289.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,780.4	1,754.7	(25.7)	70.6%	2,485.0
Depreciation and Amortization	486.9	457.1	(29.8)	73.5%	622.0
Loss on Disposal of Property, Plant and Equipment	49.2	34.7	(14.4)	59.9%	58.0
Communication Network Charges	177.5	204.7	27.2	71.6%	286.0
Taxes and Public Dues	30.1	30.3	0.2	75.7%	40.0
Operating Income	587.1	685.5	98.4	96.6%	710.0
Non-Operating Income (Loss)	7.8	(8.1)	(16.0)	116.1%	(7.0)
Income Before Income Taxes	595.0	677.4	82.4	96.4%	703.0
Net Income Attributable to NTT DOCOMO	381.9	492.4	110.6	100.5%	490.0
NTT DATA Consolidated (JPN GAAP)
Net sales(2)	1,067.0	1,145.3	78.2	74.4%	1,540.0
Public & Social Infrastructure	268.1	277.5	9.3	70.3%	395.0
Financial	353.3	372.7	19.4	73.7%	506.0
Enterprise & Solutions	262.6	280.6	18.0	74.6%	376.0
Global	340.5	382.6	42.1	81.1%	472.0
Elimination or Corporate	(157.5)	(168.1)	(10.6)	80.5%	(209.0)
Cost of Sales	810.0	862.3	52.3	74.7%	1,155.0
Gross Profit	256.9	282.9	25.9	73.5%	385.0
Selling, General and Administrative Expenses	208.3	218.6	10.2	76.7%	285.0
Operating Income	48.5	64.2	15.6	64.3%	100.0
Non-Operating Income (Loss)	(3.2)	(3.3)	(0.0)	66.0%	(5.0)
Ordinary income	45.3	60.9	15.6	64.2%	95.0
Net Income Attributable to Owners of Parent	21.7	43.9	22.1	78.4%	56.0

Notes:	(1)	With the introduction of “Optical-fiber broadband services and other telecommunications services” in the fourth quarter of the fiscal year ended March 31, 2015, Telecommunications Services revenues previously included in “Other Operating Revenues” under “A. Nine Months Ended December 31, 2014” have been retroactively reclassified as “Optical-fiber broadband services and other telecommunications services revenues.”

	(2)	Pursuant to organizational reforms implemented on July 1, 2015, NTT DATA restructured its disclosure segments starting from the second quarter of the fiscal year ending March 31, 2016. The numerical values provided reflect the changes made to the segments. In addition, Operating Revenues for the fiscal year ended March 31, 2015 were 1,511.8 billion yen (408.7 billion yen for the Public & Social Infrastructure segment, 496.2 billion yen for the Financial segment, 366.1 billion yen for the Enterprise & Solutions segment, and 464.5 billion yen for the Global segment).

	(3)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

4.	Operating Data

Number of Subscribers

	(in thousands except for Public Telephones)
	A As of March 31, 2015 (From April 2014 to March 2015)	B As of June 30, 2015 (From April to June 2015)	C As of September 30, 2015 (From April to September 2015)	D As of December 31, 2015			E As of March 31, 2016 (Forecast)(10)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines(1)	21,286	20,891	20,580	20,278	(1,008)	62.6%	19,676	(1,610)
NTT East	10,492	10,324	10,181	10,036	(456)	54.2%	9,652	(840)
NTT West	10,794	10,567	10,399	10,242	(552)	71.7%	10,024	(770)
INS-Net(2)	3,058	2,975	2,906	2,843	(215)	74.0%	2,768	(290)
NTT East	1,559	1,519	1,483	1,450	(109)	68.1%	1,399	(160)
NTT West	1,499	1,456	1,423	1,393	(106)	81.4%	1,369	(130)
Telephone Subscriber Lines + INS-Net	24,344	23,866	23,486	23,121	(1,223)	64.4%	22,444	(1,900)
NTT East	12,051	11,844	11,664	11,486	(565)	56.5%	11,051	(1,000)
NTT West	12,293	12,023	11,822	11,634	(658)	73.1%	11,393	(900)
Public Telephones	183,655	181,711	179,428	176,573	(7,082)	101.2%	176,655	(7,000)
NTT East	87,785	86,514	85,071	82,907	(4,878)	81.3%	81,785	(6,000)
NTT West	95,870	95,197	94,357	93,666	(2,204)	220.4%	94,870	(1,000)
FLET’S ISDN	95	93	90	88	(8)	68.1%	84	(11)
NTT East	42	41	40	38	(3)	67.7%	37	(5)
NTT West	53	52	51	49	(4)	68.5%	47	(6)
FLET’S ADSL	1,219	1,162	1,125	1,090	(129)	59.2%	1,001	(218)
NTT East	550	526	510	493	(57)	81.9%	480	(70)
NTT West	669	636	615	597	(72)	48.4%	521	(148)
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	18,716	18,951	19,036	19,157	442	73.6%	19,316	600
NTT East	10,403	10,476	10,510	10,582	179	44.7%	10,803	400
NTT West	8,313	8,475	8,526	8,576	263	131.4%	8,513	200
(incl.) Hikari Collaboration Model	270	1,322	2,348	3,478	3,208	53.6%	6,250	5,980
NTT East	190	954	1,637	2,350	2,160	56.8%	3,990	3,800
NTT West	80	368	711	1,128	1,047	48.0%	2,260	2,180
Hikari Denwa(6)	17,108	17,243	17,293	17,335	227	—	17,108	0
NTT East	9,032	9,056	9,068	9,089	57	—	9,032	0
NTT West	8,076	8,187	8,225	8,246	170	—	8,076	0
Conventional Leased Circuit Services	241	239	237	235	(6)	89.3%	234	(7)
NTT East	117	116	115	114	(3)	73.3%	113	(4)
NTT West	124	123	122	121	(3)	114.3%	121	(3)
High Speed Digital Services	127	121	119	118	(10)	52.9%	109	(18)
NTT East	66	62	62	60	(5)	73.2%	59	(7)
NTT West	62	58	58	57	(5)	40.5%	50	(11)
NTT Group Major ISPs(7)	11,586	11,650	11,609	11,514	(71)	31.1%	11,356	(230)
(incl.) OCN	8,282	8,342	8,290	8,177	(105)	41.3%	8,028	(255)
(incl.) Plala	2,960	2,968	2,974	2,986	26	—	2,960	(0)
Hikari TV	3,014	3,038	3,043	3,047	33	23.9%	3,150	136
FLET’S TV Transmission Services(6)	1,345	1,378	1,398	1,417	72	262.4%	1,372	28
NTT East	877	887	894	903	26	86.4%	907	30
NTT West	468	490	504	514	46	—	465	(3)
Mobile(8)	66,595	67,532	68,494	69,602	3,006	79.0%	70,400	3,805
(incl.) New Billing Plan	17,827	20,812	23,777	26,519	8,693	—	—	—
LTE (“Xi”)	30,744	32,609	34,504	36,293	5,548	78.6%	37,800	7,056
FOMA(9)	35,851	34,923	33,989	33,309	(2,542)	78.2%	32,600	(3,251)
sp-mode	28,160	29,094	30,209	31,126	2,966	77.2%	32,000	3,840
i-mode	22,338	21,512	20,581	19,862	(2,476)	81.5%	19,300	(3,038)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(4)	The comparative results for the Nine Months Ended December 31, 2015 compared to the year ended March 31, 2015 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 1,018 thousand lines and 931 thousand lines, respectively, for a total of 1,950 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 378 thousand lines and 199 thousand lines, respectively, for a total of 577 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 1,832 thousand lines and 869 thousand lines, respectively, for a total of 2,701 thousand lines.

	(5)	The comparative forecast “As of March 31, 2016” for the year ending March 31, 2016 compared to the results for the year ended March 31, 2015 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,650 thousand lines and 1,100 thousand lines, respectively, for a total of 2,750 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 850 thousand lines and 400 thousand lines, respectively, for a total of 1,250 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 3,000 thousand lines and 1,800 thousand lines, respectively, for a total of 4,800 thousand lines.

	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(8)	Number of Mobile (including “LTE (‘Xi’)” and “FOMA”) service subscribers includes communication module service subscribers.

	(9)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

	(10)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

4.	Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended June 30, 2015 (From April to June 2015)	Three Months Ended September 30, 2015 (From July to September, 2015)	Three Months Ended December 31, 2015 (From October to December, 2015)	Nine Months Ended December 31, 2014 (From April to December, 2014)	Nine Months Ended December 31, 2015 (From April to December, 2015)	Year Ended March 31, 2015	Year Ending March 31, 2016 (Forecast)(10)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,660	2,660	2,710	2,660	2,700	2,660
FLET’S Hikari ARPU(6)	5,590	5,550	5,510	5,470	5,550	5,490	5,450
Basic Monthly Charge	3,860	3,850	3,830	3,710	3,850	3,730	3,790
Optional Services	1,730	1,700	1,680	1,760	1,700	1,760	1,660
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,610	2,610	2,660	2,610	2,650	2,610
FLET’S Hikari ARPU(6)	5,550	5,490	5,450	5,710	5,500	5,680	5,350
Basic Monthly Charge	3,770	3,730	3,700	3,910	3,740	3,880	3,630
Optional Services	1,780	1,760	1,750	1,800	1,760	1,800	1,720
NTT DOCOMO(7)(8)(9)
Aggregate ARPU	4,010	4,190	4,230	4,120	4,140	4,100	4,160
Voice ARPU (LTE(“Xi”)+FOMA)	1,120	1,240	1,240	1,290	1,200	1,280	1,210
Data ARPU	2,890	2,950	2,990	2,830	2,940	2,820	2,950
Packet ARPU (LTE(“Xi”)+FOMA)	2,870	2,910	2,930	2,830	2,900	2,820	2,890
“docomo Hikari” ARPU	20	40	60	—	40	—	60

Notes:	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

			•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

			•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

			—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

			—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

			—	Nine Months Results (from April to December): Sum of number of active subscribers* for each month from April to December.

			—	FY Results: Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of number of active subscribers* for each month from April to September and sum of the average expected active number of subscribers from October to March ((number of subscribers at September 30, 2015 + number of expected subscribers at March 31, 2016)/2)x6

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

			•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

			—	Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

			—	Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users

			—	“docomo Hikari” ARPU: A part of Other Operating Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

			—	Quarterly Results: Sum of number of active users* for each month in the relevant quarter

			—	Nine Months Results (from April to December): Sum of number of active users* for each month from April to December.

			—	FY Results/FY Forecast: Sum of number of active users*/expected number of active users* for each month from April to March

*active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions which the customer contracting for such subscription in his/her name also has a subscription for “Xi” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

	(10)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.

(Ref.) NTT DOCOMO Conventional ARPU

	(Yen)
	Three Months Ended June 30, 2015 (From April to June 2015)	Three Months Ended September 30, 2015 (From July to September 2015)	Three Months Ended December 31, 2015 (From October to December 2015)	Nine Months Ended December 31, 2014 (From April to December 2014)	Nine Months Ended December 31, 2015 (From April to December 2015)	Year Ended March 31, 2015	Year Ending March 31, 2016 (Forecast)(10)
Mobile Aggregate ARPU(11)(12)(13)	4,290	4,450	4,490	4,390	4,410	4,370	4,400
Voice ARPU (LTE(“Xi”)+FOMA)	1,020	1,130	1,120	1,210	1,090	1,180	1,090
Packet ARPU (LTE(“Xi”)+FOMA)	2,610	2,630	2,630	2,610	2,620	2,600	2,610
Smart ARPU (LTE(“Xi”)+FOMA)	660	690	740	570	700	590	700

(11)	The following is the formula we use to compute Conventional ARPU for NTT DOCOMO.

	•	Mobile Aggregate ARPU (“LTE(‘Xi’)”+“FOMA”) = Voice ARPU (“LTE(‘Xi’)”+“FOMA”) + Packet ARPU (“LTE(‘Xi’)”+“FOMA”) + Smart ARPU (“LTE(‘Xi’)”+“FOMA”).

		—	NTT DOCOMO’s Voice ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “LTE(‘Xi’)”+“FOMA” services, our Packet ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “LTE(‘Xi’)”+“FOMA” services, and our Smart ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “LTE(‘Xi’)”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(12)	Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in Conventional ARPU calculation.

(13)	Numbers of active subscribers* used in the Conventional ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

		—	Nine Months Results (from April to December): Sum of number of active subscribers* for each month from April to December.

		—	FY Results/FY Forecast: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

4.	Operating Data

Number of Employees

	(Persons)
	A As of December 31, 2014	B As of December 31, 2015		C As of March 31, 2016 (Forecast)(3)
			Change
			B-A
NTT Consolidated	248,450	249,650	1,200	245,650
Core Group Companies
NTT (Holding Company)	2,900	2,800	(100)	2,800
NTT East	5,150	5,150	0	4,800
NTT West	4,700	4,600	(100)	4,500
NTT Communications	6,750	6,550	(200)	6,450
NTT DOCOMO (Consolidated)	26,150	26,700	550	26,400
NTT DATA (Consolidated)	76,550	80,600	4,050	81,600
(Reference) Outsourcing Companies
East Outsourcing Companies(1)	29,600	27,500	(2,100)	24,800
West Outsourcing Companies(2)	29,200	27,050	(2,150)	24,450

Notes:	(1)	Figures for East Outsourcing Companies include employees from NTT EAST - MINAMIKANTO, NTT EAST - KANSHINETSU, NTT EAST - TOHOKU, NTT EAST - HOKKAIDO, NTT - ME and NTT EAST SERVICE.

	(2)	Figures for West Outsourcing Companies include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

	(3)	Forecasts for the year ending March 31, 2016 have not been changed from those announced in the financial results for the six months ended September 30, 2015.